FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
October 2010
Commission File Number — 1-15182
DR. REDDY’S LABORATORIES LIMITED
(Name of Registrant)
7-1-27, Ameerpet
Hyderabad, Andhra Pradesh 500 016, India
+91-40-23731946
(Address of Principal Executive Offices)
Indicate by check mark whether registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑       Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.
Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
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(1) Press Release, “Dr. Reddy’s announces the approval of Lansoprazole delayed-release capsules”, October 16, 2010	3

(2) Press Release, “Dr. Reddy’s Q2 FY11 Financial Results”, October 23, 2010	4

Press Release

Dr. Reddy’s Laboratories Ltd.
7-1-27 Ameerpet
Hyderabad 500 016 India

Tel: 91 40 373 1946
Fax: 91 40 373 1955

www.drreddys.com
Dr. Reddy’s announces the approval of Lansoprazole delayed-release capsules
Hyderabad, India, October 16, 2010
Dr. Reddy’s Laboratories (NYSE: RDY) announced today that it will be launching Lansoprazole delayed-release capsules (15 mg and 30 mg), a bioequivalent generic version of Prevacid®* Delayed-Release Capsules, in the US market. The Food & Drug Administration (FDA) approved Dr. Reddy’s ANDA for Lansoprazole delayed-release capsules on October 15, 2010. Launch preparations are complete and shipments will commence shortly.
Dr. Reddy’s Lansoprazole delayed-release capsules are available in bottles of 30 & 90 counts in 15mg and 90 and 500 counts in 30 mg.
Disclaimer
This press release includes forward-looking statements, as defined in the U.S. Private Securities Litigation Reform Act of 1995. We have based these forward-looking statements on our current expectations and projections about future events. Such statements involve known and unknown risks, uncertainties and other factors that may cause actual results to differ materially. Such factors include, but are not limited to, changes in local and global economic conditions, our ability to successfully implement our strategy, the market acceptance of and demand for our products, our growth and expansion, technological change and our exposure to market risks. By their nature, these expectations and projections are only estimates and could be materially different from actual results in the future.
About Dr. Reddy’s
Established in 1984, Dr. Reddy’s Laboratories (NYSE: RDY) is a global pharmaceutical company. We fulfill our purpose of providing affordable and innovative medicines through three core businesses: Pharmaceutical Services and Active Ingredients, Global Generics and Proprietary Products. Our products are marketed globally, with a focus on India, US, UK, Germany and Russia. www.drreddys.com
*    Prevacid® is a registered trademark of Takeda Pharmaceuticals North America, Inc
For more information please contact:
Investors and Financial Analysts:

Kedar Upadhye at kedaru@drreddys.com /+91-40-66834297
Raghavender R at raghavenderr@drreddys.com /+91-40-66511529
Milan Kalawadia (USA) at mkalawadia@drreddys.com/+1 908-203-4931
Media:

S Rajan at rajans@drreddys.com/ +91-40-66511725

Press Release

Dr. Reddy’s Laboratories Ltd.
7-1-27 Ameerpet
Hyderabad 500 016 India

Tel: 91 40 373 1946
Fax: 91 40 373 1955

www.drreddys.com
Dr. Reddy’s Q2 FY11 Financial Results
Revenue at Rs. 18.7 billion ($420 million); Growth à 2% YoY & 11% QoQ
EBITDA at Rs. 4.2 billion ($95 million); Growth à 12% YoY & 24% QoQ
Profit after Tax at Rs. 2.9 billion ($64 million); Growth à 32% YoY & 37% QoQ
Hyderabad, India, October 23, 2010: Dr. Reddy’s Laboratories Ltd. (NYSE: RDY) today announced its unaudited financial results for the quarter ended September 30, 2010 under International Financial Reporting Standards (IFRS).
Key Highlights
•	Consolidated revenues are at Rs. 18.7 billion ($420 million) in Q2 FY11 versus Rs. 18.4 billion ($412 million) in Q2 FY10, a year-on-year growth of 2%.
•	Revenues from Global Generics for Q2 FY11 are at Rs. 13.7 billion, a year-on-year growth of 8%.
•	Revenues from PSAI are at Rs. 4.6 billion in Q2 FY11, a year-on-year decline of 14%.
•	EBITDA of Rs. 4.2 billion ($95 million) in Q2 FY11, represents 23% to revenues and a year-on-year growth of 12%.
•	Profit before Tax for Q2 FY11 is at Rs. 3.2 billion ($72 million), a year-on-year growth of 15%.
•	Profit after Tax for Q2 FY11 is at Rs. 2.9 billion ($64 million), represents 15% to revenues and a year-on-year growth of 32%.
•	During the quarter, the company launched 41 new generic products, filed 21 new product registrations and filed 13 DMFs globally.

All figures in millions, except EPS	All US $ figures based on a convenience translation rate of 1USD = Rs 44.56
Dr. Reddy’s Laboratories Limited and Subsidiaries
Unaudited Consolidated Income Statement

	Q2 FY11			Q2 FY10
Particulars	($)	(Rs.)%		($)	(Rs.)%		Growth %
Revenue	420	18,704	100	412	18,368	100	2
Cost of revenues	196	8,718	47	217	9,649	53	(10)

Gross profit	224	9,986	53	196	8,719	47	15

Operating Expenses
Selling, general & administrative expenses(a)	128	5,709	31	120	5,336	29	7
Research and development expenses, net	29	1,270	7	22	963	5	32
Other (income)/expenses, net	(5)	(218)	(1)	(3)	(125)	(1)	74

Total Operating Expenses	152	6,761	36	139	6,174	34	10

Results from operating activities	72	3,225	17	57	2,545	14	27

Finance income (b)	(1)	(56)	(0)	(7)	(293)	(2)	(81)
Finance expenses (c)	2	91	0	2	85	0	7
Finance expenses, net	1	35	0	(5)	(208)	(1)	—
Share of profit/(loss) of equity accounted investees	0	3	0	0	15	0	(80)

Profit before income tax	72	3,194	17	62	2,768	15	15

Income tax expense	(7)	(327)	(2)	(13)	(595)	(3)	(45)

Profit for the period	64	2,867	15	49	2,173	12	32

Diluted EPS	0.4	16.9		0.3	12.8		32

Notes:

(a)	Includes amortization charge of Rs. 317 million ($7 million) in Q2 FY11 and Rs. 329 million ($7 million) in Q2 FY10.

(b)	Includes forex gain of Rs. 244 million ($5 million) in Q2 FY10.

(c)	Includes forex loss of Rs. 49 million ($1 million) in Q2 FY11.
Segmental Analysis
Global Generics
Revenues from Global Generics segment are at Rs. 13.7 billion in Q2 FY11, a year-on-year growth of 8% driven largely by the contribution from branded generics markets.
•	Revenues from North America at Rs. 4.4 billion in Q2 FY11 versus Rs. 4.3 billion in Q2 FY10, represents a growth of 3% in rupee terms and 7% in USD terms.
•	Sequential growth of 13% was largely led by new products of tacrolimus and amlodipine benazepril.

•	As of September 30, 2010, total cumulative ANDA filings are 167. Total ANDAs pending approval at the USFDA are 74 of which 39 are Para IVs and 12 are FTFs.
•	Revenues from Europe at Rs. 2.4 billion in Q2 FY11 versus Rs. 2.8 billion in Q2 FY10, a year-on-year decline of 17%.
•	Revenues from Germany at Rs. 1.6 billion in Q2 FY11. The decline of 26% in rupee terms or a decline of 14% in Euro terms is largely due to price erosions caused by the impact of tenders.
•	Revenues from Rest of Europe grew by 13% to Rs. 738 million in Q2 FY11.
•	Revenues from Russia & Other CIS markets at Rs. 2.8 billion in Q2 FY11 versus Rs. 2.4 billion in Q2 FY10, or a growth of 17%.
•	Revenues in Russia at Rs. 2.3 billion in Q2 FY11 versus Rs. 1.8 billion in Q2 FY10 or a year-on-year growth of 23% in rupee terms and 28% in roubles.
•	Dr. Reddy’s secondary prescription sales growth stands at 25% (volume growth of 37%) versus industry’s growth of 16% (volume growth of 18%). (Source: Pharmexpert April-August 2010)
•	Revenues in Other CIS markets decrease by 5% to Rs. 480 million in Q2 FY11 versus Rs. 503 million in Q2 FY10.
•	Revenues in India at Rs. 3.2 billion in Q2 FY11 versus Rs. 2.5 billion in Q2 FY10, a growth of 25%, consisting of volume growth of 16% and new products contribution (last 12 month launches) of 9%.
•	13 new products launched during the quarter.
Pharmaceutical Services and Active Ingredients (PSAI)

Revenues from PSAI are at Rs. 4.6 billion in Q2 FY11 or a year-on-year decline of 14%.
•	During the quarter, 13 DMFs were filed globally. The cumulative DMF filings as of Sep 10 are 390.
Income Statement Highlights:
•	Gross profit at Rs. 10.0 billion ($224 million) in Q2 FY11 at a margin of 53% to revenues versus 47% in Q2 FY10. This change in gross margin is largely on account of:
•	Contribution from new products of tacrolimus and amlodipine benazepril.
•	One time inventory provisions of approximately $12 mn in the Global Generics segment in the corresponding quarter of previous year.
Gross margins for Global Generics and Pharmaceutical Services and Active Ingredients are at 64% and 22% respectively.
•
Selling, General & Administration (SG&A) expenses including amortization for the quarter, is at Rs. 5.7 billion ($128 million) or an increase of 7% over the previous year. The increased SG&A spend is majorly on account of higher field force in India and Russia and increase of OTC expenditure in our Russia business.

•	R&D expenses at Rs. 1,269 million ($28 million) in Q2 FY11, the increase of 32% is in line with higher R&D activities in the current year.

•	Other Income of Rs. 218 million ($5 million) in Q2 FY11 versus Rs. 125 million ($3 million) in Q2 FY10.
•	Finance costs (net) are at Rs. 33 million ($1 million) in Q2 FY11 versus finance income Rs. 208 million ($5 million) in Q2 FY10. The change is mainly on account of:
•	Net forex loss of Rs. 49 million ($1 million) in Q2 FY11 versus net forex gain of Rs. 244 million ($5 million) in Q2 FY10.
•	Net interest expense of Rs. 6 million ($0.1 million) in Q2 FY11 versus Rs. 42 million ($1 million) in Q2 FY10.
•	EBITDA at Rs. 4.2 billion ($95 million) in Q2 FY11 represents 23% to sales and a year-on-year growth of 12%.
•	Net Profit after Tax for Q2 FY11 is at Rs. 2.9 billion ($64 million).
•	Diluted EPS is at Rs. 16.9 ($0.4) for the quarter.
•	Capital expenditure for the quarter is at Rs. 2.2 billion ($49 million).

Appendix 1: Q2 FY11 Key Balance Sheet Items	(in millions)

	As on 30th Sep 10		As on 30th Jun 10
Particulars	($)	(Rs.)	($)	(Rs.)
Cash and cash equivalents	139	6,196	143	6,366
Trade receivables	300	13,376	287	12,769
Inventories	331	14,728	324	14,451
Property, plant and equipment	570	25,412	537	23,940
Goodwill and other intangible assets	303	13,511	298	13,287
Loans and borrowings (current & non-current)	325	14,493	311	13,872
Trade payables	222	9,907	217	9,689
Equity & reserves	1,015	45,245	1,009	44,966

Appendix 2: Q2 FY11 Revenue Mix by Segment	(in Rs. millions)

	Q2 FY11	as a %	Q2 FY10	as a %	Growth %
Global Generics	13,667	73	12,706	69	8
North America	4,416	32	4,285	34	3
Europe	2,366	17	2,848	22	(17)
India	3,160	23	2,521	20	25
Russia & Other CIS	2,751	20	2,351	19	17
RoW	974	7	701	6	39
PSAI	4,617	25	5,375	29	(14)
North America	814	18	1,150	21	(29)
Europe	1,551	34	1,761	33	(12)
India	653	14	629	12	4
RoW	1,599	35	1,835	34	(13)
Proprietary Products & Others	420	2	287	2	46

Total	18,704	100	18,368	100	2

Appendix 3: Q2 FY11 Revenue Mix by Geography	(in Rs. millions)

	Q2 FY11	as a %	Q2 FY10	as a %	Growth %
North America	5,464	29	5,588	30	(2)
Europe	4,102	22	4,743	26	(14)
India	3,813	20	3,150	17	21
Russia & Other CIS	2,751	15	2,351	13	17
Others	2,573	14	2,536	14	1

Total	18,704	100	18,368	100	2

About Dr. Reddy’s
Established in 1984, Dr. Reddy’s Laboratories (NYSE: RDY) is a global pharmaceutical company. We fulfill our purpose of providing affordable and innovative medicines through three core businesses: Pharmaceutical Services & Active Ingredients, Global Generics and Proprietary Products.
Disclaimer
This press release includes forward-looking statements, as defined in the U.S. Private Securities Litigation Reform Act of 1995. We have based these forward-looking statements on our current expectations and projections about future events. Such statements involve known and unknown risks, uncertainties and other factors that may cause actual results to differ materially. Such factors include, but are not limited to, changes in local and global economic conditions, our ability to successfully implement our strategy, the market acceptance of and demand for our products, our growth and expansion, technological change and our exposure to market risks. By their nature, these expectations and projections are only estimates and could be materially different from actual results in the future.
CONTACT INFORMATION
Investors and Financial Analysts:

Kedar Upadhye at kedaru@drreddys.com or on +91-40-66834297
Raghavender R at raghavenderr@drreddys.com or on +91-40-66511529
Milan Kalawadia (North America) at mkalawadia@drreddys.com or on +1-9082034931
Media:

Rajan S at rajans@drreddys.com or on +91-40-66511725

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DR. REDDY’S LABORATORIES LIMITED (Registrant)
Date: October 25, 2010	By:	/s/ Sandeep Poddar
		Name:	Sandeep Poddar
		Title:	Company Secretary